EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Pembina Pipeline Corporation ("Pembina") 3800, 525 - 8th Avenue S.W. Calgary, Alberta, T2P 1G1

2.	Date of Material Change:

April 2, 2012

3.	News Release:

A news release disclosing the information contained in this material change report was issued by Pembina on April 2, 2012 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Pembina is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change:

On April 2, 2012, Pembina and Provident Energy Ltd. ("Provident") announced the completion of a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement") pursuant to which Pembina acquired all of the outstanding Provident common shares (the "Provident Shares"). Provident shareholders received 0.425 of a Pembina common share ("Pembina Share") for each Provident Share held.  Under the Arrangement, Pembina assumed all of the rights and obligations of Provident relating to the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). Within 30 days of closing of the Arrangement, Pembina will make a repurchase offer for the Provident Debentures at 100 percent of their principal values plus accrued and unpaid interest.  Should a holder of Provident Debentures elect not to accept the repurchase offer, the debentures will remain outstanding and mature as originally set out in their respective indentures. The Provident Debentures assumed by Pembina under the Arrangement will be listed on the Toronto Stock Exchange ("TSX") under the symbols PPL.DB.E and PPL.DB.F. Pursuant to the Arrangement, Provident amalgamated with a wholly-owned subsidiary of Pembina and has continued under the name "Pembina NGL Corporation".

In connection with the closing of the Arrangement, Pembina's unsecured revolving credit facility with a syndicate of Canadian banking institutions (the "Facility") was increased from $800 million to $1.5 billion for a term of five years.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

Completion of the Arrangement

On April 2, 2012 Pembina and Provident announced the completion of the Arrangement, pursuant to which Pembina acquired all of the outstanding Provident Shares. Provident shareholders received 0.425 of a Pembina Share for each Provident Share held.  Under the Arrangement, Pembina assumed all of the rights and obligations of Provident relating to the Provident Debentures. Within 30 days of the closing of the Arrangement, Pembina will make a repurchase offer for the Provident Debentures at 100 percent of their principal values plus accrued and unpaid interest.  Should a holder of Provident Debentures elect not to accept the repurchase offer, the debentures will remain outstanding and mature as originally set out in their respective indentures. The Provident Debentures assumed by Pembina under the Arrangement will be listed on the TSX under the symbols PPL.DB.E and PPL.DB.F. Pursuant to the Arrangement, Provident amalgamated with Pembina AcquisitionCo Inc., a wholly-owned subsidiary of Pembina, and has continued under the name "Pembina NGL Corporation". Upon completion of the Arrangement, Grant Billing and Jeffrey Smith were appointed to Pembina's board of directors.

In connection with the closing of the Arrangement, Pembina's Facility was increased from $800 million to $1.5 billion for a term of five years.

The Pembina Shares were listed and began trading on the New York Stock Exchange under the symbol "PBA" on April 2, 2012.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business telephone number of the executive officer of Pembina who is knowledgeable of the material change and this report is:

D.J. Watkinson, Vice President, Legal, Telephone: 403-231-7500.

9.	Date of Report:

April 3, 2012

Forward-Looking Information and Statements

This material change report contains certain forward-looking information and statements ("forward-looking statements") within the meaning of applicable securities laws and are based on the expectations, estimates and projections of management of the parties as of the date of this material change report unless otherwise stated. The use of any of the words "proposed", "may", "will", "intends" "expects", "estimates" and similar expressions are intended to identify forward-looking statements and information. More particularly and without limitation, this material change report contains forward-looking statements concerning the timing of the delisting of the Provident Shares from the TSX and the offer to purchase the Provident Debentures.

In respect of the forward-looking statements and information concerning the offer to purchase the Provident Debentures and the delisting of the Provident Shares from the TSX, Pembina has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time necessary, and the ability of Pembina to complete the delisting of the Provident Shares from the TSX and the offer to purchase the Provident Debentures. The date of delisting may be delayed or change for a number of reasons. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times. Certain other risks detailed from time to time in Pembina's public disclosure documents are available at www.sedar.com. Although Pembina believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Pembina can give no assurance that they will prove to be correct.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements and are made as of the date of this material change report. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.